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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number : 0-25214

                           NOTIFICATION OF LATE FILING

      (Check One)

[X]   Form 10-K and Form 10-KSB      [ ]    Form 20-F    [ ]   Form 11-K    [ ]
      Form 10-Q and Form QSB      [ ]    Form N-SAR

      For Period Ended: December 31, 1998

[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form N-SAR

      For the Transition Period Ended:

      Read the attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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      Part I - Registrant Information

Full Name of Registrant: Kelley Oil & Gas Corporation

Former Name if applicable

Address of Principal Executive Office (street and number):

601 Jefferson, Suite 1100

City, State and Zip Code:    Houston, Texas  77002



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         Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.


         Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The difficult conditions in the oil and gas exploration and production industry, which have materially adversely affected the Company and which have been previously reported, have made it impossible to conclude by March 31, 1999, the year-end procedures necessary to timely complete the Company's Form 10-K with respect to providing all of the required business, property and financial information. Therefore, the Company is unable, without unreasonable effort and expense, to file its Form 10-K for its fiscal year ended December 31, 1998, by March 31, 1999. The Company is striving to conclude its year-end procedures and anticipates filing its Form 10-K on or before April 14, 1999.

         Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

             Rick G. Lester                     713/652-5200
             (name)                             (area code) (telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding


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12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ]
No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As a result of the acquisition of properties in the fourth quarter of 1997 and a higher average debt load in 1998, the Company anticipates its reported expenses for 1998, including production expenses, exploration expenses, interest expenses and depreciation, depletion and amortization, will be substantially higher than those reported expenses for 1997. In addition, the Company expects to report a significant impairment of oil and gas properties in the fourth quarter of 1998 due to low commodity prices at the end of the year. The Company anticipates its reported revenues for 1998 will be marginally higher than in 1997, due to increased production from the properties acquired in the fourth quarter of 1997, significantly offset by lower oil and gas prices. As a result, the Company anticipates reporting a substantial net loss for the fiscal year ended December 31, 1998.




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         Kelley Oil & Gas Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 1999

By: /s/ RICK G. LESTER
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      Rick G. Lester, Chief Financial Officer



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